PROSPECTUS SUPPLEMENT NO. 1

            Registration No. 333-12570

(To Prospectus Dated June 21, 2006)

                                          Filed Pursuant to Rule 424(b)(3)

_____________________________________

BROADCAST INTERNATIONAL, INC.

4,534,772 Shares of Common Stock

_____________________________________

This prospectus supplement relates to the resale of up to 4,534,772 shares of our common stock owned by the selling shareholders, including:

•

up to 1,668,106 shares of our common stock outstanding and owned beneficially and of record on the date hereof by the selling shareholders; and

•

up to 1,666,666 shares of our common stock upon conversion of outstanding senior secured convertible notes and up to 1,200,000 shares upon exercise of related warrants.

THIS INVESTMENT INVOLVES SIGNIFICANT RISKS.  SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.

We will not receive any proceeds from the resale of the shares of common stock by the selling shareholders.  We also will not receive any proceeds from the conversion of the outstanding senior secured convertible notes.  We will, however, receive proceeds from the exercise of the outstanding warrants.  If all of the warrants are exercised in full, we will issue an aggregate of 1,200,000 shares of our common stock, and we will receive aggregate proceeds of $1,800,000.  See “Use of Proceeds” in the prospectus.

Our common stock is currently traded on the OTC Bulletin Board under the symbol “BCST.”  On August 25, 2006, the closing sale price of our common stock was $1.82 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should read this prospectus supplement in conjunction with the prospectus dated June 21, 2006, and this prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.  The prospectus is to be delivered with this prospectus supplement.

You should rely only on the information contained in this prospectus supplement and the prospectus or to which we have referred you.  We have not authorized anyone to provide you with information different from that contained or referred to in this prospectus supplement or the prospectus.  This prospectus supplement and the prospectus do not constitute an offer of these securities in any jurisdiction where an offer and sale is not permitted.  The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of our common stock.

_____________________________________

The date of this prospectus supplement is August 28, 2006.

References in this prospectus supplement to "we," "our," "us" and “Broadcast International” refer to Broadcast International, Inc. and our consolidated subsidiaries.  Information contained in our website does not constitute part of this prospectus supplement or the prospectus.

The prospectus is hereby amended and supplemented to include the following information:

Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed with the Securities and Exchange Commission on August 11, 2006, a copy of which follows on the next page hereof.

[The remainder of this page intentionally left blank.]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

=============================================================================

FORM 10-Q

[X]   Quarterly Report Pursuant to Section 13 or 15(d) of the Securities

      Exchange Act of 1934.

      For the Quarterly Period ended June 30, 2006

or

[ ]   Transition Report Pursuant to Section 13 or 15(d) of the Securities

      Exchange Act of 1934.

For the transitional period ________ to __________

Commission File Number: 0-13316

BROADCAST INTERNATIONAL, INC.

-----------------------------------------------------

(Exact name of registrant as specified in its charter)

              Utah                                    87-0395567

-------------------------------            --------------------------------

(State or other jurisdiction of

(IRS Employer Identification No.)

incorporation or organization)

7050 Union Park Ave. #600, Salt Lake City, Utah  84047

-------------------------------------------------------

(Address of Principal Executive Offices) (Zip Code)

(801) 562-2252

-------------------------------------------------------

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.               Yes (x) No ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ( ) Accelerated filer ( ) Non-accelerated filer (X)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                          Yes ( ) No (X)

As of July 20, 2006, there were 24,919,942 shares of the registrant's common stock, $0.05 par value, outstanding, which is the only class of common or voting stock the registrant has issued.

Broadcast International, Inc.

Form 10-Q

Table of Contents

Part I - Financial Information                                         Page

         Item 1.   Financial Statements                                  3

         Item 2.   Management's Discussion and Analysis of

                   Financial Condition and Results of Operations        17

         Item 3.   Quantitative and Qualitative Disclosures

                   about Market Risk                                    27

         Item 4.   Controls and Procedures                              27

Part II - Other Information

         Item 1.   Legal Proceedings                                    28

         Item 1A.  Risk Factors                                         28

         Item 2.   Unregistered Sales of Equity Securities

                   and Use of Proceeds                                  28

         Item 3.   Defaults Upon Senior Securities                      28

         Item 4.   Submission of Matters to a Vote of Security Holders  28

         Item 5.   Other Information                                    28

         Item 6.   Exhibits                                             29

Signatures                                                              32

Part 1. Financial Information

Item 1. Financial Statements

BROADCAST INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED BALANCE SHEETS

                                                  December 31,    June 30,

                                                       2005         2006

                                                                (Unaudited)

                                                 ------------- -------------

ASSETS:

Current assets

   Cash and cash equivalents                      $    446,491  $    794,643

   Trade accounts receivable, net                    1,186,634     1,175,636

   Inventory                                           235,279        23,556

   Prepaid expense                                     589,370     1,977,292

                                                  ------------- -------------

Total current assets                                 2,457,774     3,971,127

                                                  ------------- -------------

Property and equipment, net                            504,162       402,229

                                                  ------------- -------------

Other assets

   Patents, net                                        201,565       201,180

   Debt offering costs                                 717,721       472,185

   Deposits and other assets                             7,824       108,538

                                                  ------------- -------------

Total other assets                                     927,110       781,903

                                                  ------------- ------------

Total assets                                      $  3,889,046  $  5,155,259

                                                  ============= =============

LIABILITIES AND STOCKHOLDER DEFICIT:

Current liabilities

   Accounts payable                               $  1,176,100  $  1,424,738

   Payroll and related expenses                        185,627       255,239

   Other accrued expenses                              347,400        51,819

   Unearned revenues                                   776,941       694,667

   Current portion of long-term obligations             70,187        70,187

   Derivative valuation                              3,012,000     2,122,700

                                                  ------------- -------------

Total current liabilities                            5,568,255     4,619,350

Long-term liabilities

   Senior convertible debt (net of $2,375,002

    and $1,562,502 discount, respectively)             624,998       937,498

   Other long-term obligations                         105,280        70,187

   Deferred bonus payable                              600,000       600,000

                                                  ------------- -------------

Total liabilities                                    6,898,533     6,227,035

                                                  ------------- -------------

Stockholders' deficit:

   Preferred stock, no par value; 10,000,000 shares

    authorized, none issued                                  -             -

   Common stock, $.05 par value; 40,000,000 shares

    authorized, 21,872,089 and 24,844,942 shares

    issued as of December 31, 2005 and June 30,

    2006, respectively                               1,093,604     1,242,247

   Additional paid-in capital                       21,985,011    28,039,479

   Unexercised stock options and warrants                    -       571,712

   Accumulated deficit                             (26,088,102)  (30,925,214)

                                                  ------------- -------------

Total stockholders' deficit                         (3,009,487)   (1,071,776)

                                                  ------------- -------------

Total liabilities and stockholders' deficit       $  3,889,046  $  5,155,259

                                                  ============= =============

See accompanying notes to consolidated condensed financial statements

BROADCAST INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

                                            Three Months Ended           Six Months Ended

                                        -------------------------- -----------------------------

                                           June 30,     June 30,        June 30,       June 30,

                                             2005         2006            2005           2006

                                        ------------- ------------- -------------- --------------

Net sales                               $    999,495  $  4,283,115  $   1,977,147  $   7,063,513

Cost of sales                                994,829     3,999,406      1,858,206      6,737,357

                                        ------------- ------------- -------------- --------------

Gross profit                                   4,666       283,709        118,941        326,156

                                        ------------- ------------- -------------- --------------

Operating expenses:

  Administrative and general                 804,229       963,536      1,208,347      2,211,341

  Selling and marketing                      229,806       219,448        378,225        368,023

  Research and development in process        112,090       296,903        221,461      1,905,199

                                        ------------- ------------- -------------- --------------

Total operating expenses                   1,146,125     1,479,887      1,808,033      4,484,563

                                        ------------- ------------- -------------- --------------

Loss from operations                      (1,141,459)   (1,196,178)    (1,689,092)    (4,158,407)

                                        ------------- ------------- -------------- --------------

Other income (expense):

  Interest income                              3,814         6,303          4,810         11,394

  Interest expense                          (385,885)     (771,571)      (635,799)    (1,208,119)

  Gain on forgiveness of debt                      -             -              -        284,000

  Derivative valuation gain (loss)        (2,974,027)    1,486,500     (2,974,027)       242,500

  Other income (expense)                      27,576        (8,753)        30,080         (8,480)

                                        ------------- ------------- -------------- --------------

Total other income (expense)              (3,328,522)      712,479     (3,574,936)      (678,705)

                                        ------------- ------------- -------------- --------------

Loss before income taxes                  (4,469,981)     (483,699)    (5,264,028)    (4,837,112)

Income tax benefit                                 -             -              -              -

                                        ------------- ------------- -------------- --------------

Net loss                                $ (4,469,981) $   (483,699) $  (5,264,028) $  (4,837,112)

                                        ============= ============= ============== ==============

Loss per share, basic and diluted       $       (.22) $       (.02) $        (.25) $        (.20)

                                        ============= ============= ============== ==============

Weighted average shares,

 basic and diluted                        20,775,400    24,557,300     20,718,500     23,737,415

                                        ============= ============= ============== ==============

See accompanying notes to consolidated condensed financial statements

BROADCAST INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

                                                                           Six Months Ended

                                                                      ---------------------------

                                                                        June 30,       June 30,

                                                                           2005         2006

                                                                      ------------- -------------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                            $ (5,264,028) $ (4,837,112)

  Adjustments to reconcile net loss to net cash used in

  operating activities:

    Depreciation and amortization                                          183,440       135,396

    Beneficial conversion                                                  449,876             -

    Common stock issued for services                                       235,170       100,000

    Accretion of debt discount                                             125,000       812,500

    Common stock issued for acquisition in excess of

     asset valuation                                                             -     1,363,126

    Unexercised options and warrant expense                                      -       571,712

    Derivative liability fair market valuation                           2,974,027      (242,500)

    Gain on forgiveness of debt                                                  -      (284,000)

    Provision for losses on accounts receivable                              6,747         5,225

  Changes in assets and liabilities:

    Receivables                                                            129,477         5,773

    Inventories                                                             (2,576)      211,723

    Debt offering costs                                                     37,781       245,536

    Prepaid and other assets                                              (245,974)      361,363

    Accounts payable and accrued expenses                                   55,355       306,668

    Unearned revenue                                                       (69,774)      (82,274)

                                                                      ------------- -------------

  Net cash used in operating activities                                 (1,385,479)   (1,326,864)

                                                                      ------------- -------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of equipment                                                    (47,151)      (33,077)

  Technology patents                                                       (13,329)            -

                                                                      ------------- -------------

  Net cash used in investing activities                                    (60,480)      (33,077)

                                                                      ------------- -------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Principal payments on debt                                               (35,093)      (35,093)

  Proceeds from the sale of stock                                          124,980     1,243,186

  Loan proceeds, net                                                     3,449,876             -

  Cash provided in acquisition                                                   -       500,000

                                                                      ------------- -------------

  Net cash provided by financing activities                              3,539,763     1,708,093

                                                                      ------------- -------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                2,093,804       348,152

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                             173,536       446,491

                                                                      ------------- -------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                              $  2,267,340  $    794,643

                                                                      ============= =============

See accompanying notes to consolidated condensed financial statements

BROADCAST INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)

June 30, 2006

NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated condensed financial statements of Broadcast International, Inc. (the "Company") contain the adjustments, all of which are of a normal recurring nature, necessary to present fairly the financial position of the Company at June 30, 2006 and December 31, 2005 and the results of operations for the three and six months ended June 30, 2005 and 2006, respectively, with the cash flows for each of the six month periods ended June 30, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.  The balance sheet information at December 31, 2005 is derived from audited consolidated financial statements; however, certain reclassifications, none of which were material, have been made to conform to the June 30, 2006 presentation.

These consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005.  Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

NOTE 2 - GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred losses and have not demonstrated the ability to generate sufficient cash flows from operations to satisfy our liabilities and sustain operations. These factors raise substantial doubt about our ability to continue as a going concern.

Our continuation as a going concern is dependent on our ability to generate sufficient income and cash flow to meet our obligations on a timely basis and to obtain additional financing as may be required. We are actively seeking options to obtain additional capital and financing. We have commenced a private placement of up to $4,500,000 of our common stock, and as of June 30, 2006, we had raised $1,243,186 (see Note 9). There is no assurance we will be successful in our efforts. The accompanying statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 - RECLASSIFICATIONS

Certain 2005 financial statement amounts have been reclassified to conform to 2006 presentations.

The results of operations for the six months ended June 30, 2006 include a $113,811 expense reduction in cost of sales with a corresponding increase in general and administrative expense for costs related to the three months ended March 31, 2006 for changes in operation related to our information systems department.

NOTE 4 - WEIGHTED AVERAGE SHARES

The computation of basic earnings (loss) per common share is based on the weighted average number of shares outstanding during each period.

The computation of diluted earnings per common share is based on the weighted average number of common shares outstanding during the period, plus the common stock equivalents that would arise from the exercise of stock options and warrants outstanding, using the treasury stock method and the average market price per share during the period.  Options and warrants to purchase 6,269,664 and 7,775,596 shares of common stock at prices ranging from $.02 to $45.90 per share were outstanding at June 30, 2006 and 2005, respectively, but were excluded for the calculation of diluted earnings per share because the effect of stock options and warrants was anti-dilutive.

NOTE 5 - STOCK COMPENSATION

Beginning on January 1, 2006, we began accounting for stock-based compensation  under the provisions of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123R), which requires the recognition of the fair value of stock-based compensation. We have used the modified prospective application. Under the fair value recognition provisions for FAS 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award.  We have used the Black-Scholes valuation model to estimate fair value of our stock-based awards, which requires various judgmental assumptions including estimated stock price volatility, forfeiture rates, and expected life.  Our computation of expected volatility is based on a combination of historical and market-based implied volatility.  Financial statements for periods prior to 2006 have not been restated. The following table illustrates our interim net income and earnings per share for the three and six months ended June 30, 2005 in accordance with FAS 123R.

                                                 Three Months   Six Months

                                                      2005         2005

                                                 ------------- -------------

 Net loss, as reported                           $ (4,469,981) $ (5,264,028)

 Addback:

   Stock-based employee compensation expense

   determined under intrinsic value based method

   for all awards, net of related tax effects               -             -

 Deduct:

   Total stock-based employee compensation

   expense determined under fair value based

   method for all awards, net of related

   tax effects                                        (52,427)     (177,194)

                                                 ------------- -------------

 Pro forma net loss                              $ (4,522,408) $ (5,441,222)

                                                 ============= =============

 Pro forma (loss) earnings per share:

   Basic and diluted - as reported               $       (.22) $       (.25)

                                                 ============= =============

   Basic and diluted - pro forma                 $       (.22) $       (.26)

                                                 ============= =============

We calculated the fair market value of each option award on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for the options granted for the six months ended June 30, 2006.

               Risk-free interest rate     4.58% - 4.59%

               Expected lives in years     10.0

               Dividend yield              0

               Expected volatility         85.80%

Net loss for the three and six months ended June 30,2006 includes $84,962 and $571,712, respectively of non-cash stock-based compensation expense. Included in the three months ended June 30, 2006 is $74,600 for the vesting of unexpired options issued prior to January 1, 2006 and $10,362 (of a total of $51,808) for repriced options previously granted to executive management which is being recognized over the remaining vesting period. Included in the six months ended June 30, 2006 is $342,500 resulting from 175,000 options granted to two outside directors, $182,440 for the vesting of unexercised options issued prior to January 1, 2006, $26,048 for repriced options previously granted to non-executive management employees, and $20,724 (of a total of $51,808) for repriced options previously granted to executive management which is being recognized over the remaining vesting period. The impact on our results of operations for recording stock-based compensation under FAS 123R for the three and six months ended June 30, 2006 was as follows:

                                                        Three         Six

                                                        Months       Months

                                                     ------------ ------------

  General and administration                         $    37,754  $   462,330

  Research and development in process                     47,208      109,382

                                                     ------------ ------------

  Total                                              $    84,962  $   571,712

                                                     ============ ===========

No common stock or options to purchase common stock of the Company were issued to employees for compensation during the six months ended June 30, 2005.

Due to unexercised options outstanding at June 30, 2006, we will recognize a total of $1,159,095 of compensation expense over the next three years for employees and consultants as a result of the adoption of FAS 123R based upon option award vesting parameters as shown below:

               2006       $  741,636

               2007          251,221

               2008          166,238

                          -----------

               Total      $1,159,095

                          ===========

The following unaudited tables summarize option and warrant activity during the six months ended June 30, 2006.

                                             Options

                                           and Warrants  Options or Warrants

                                           Outstanding     Price Per Share

                                           -----------     ---------------

    Outstanding at December, 31, 2005        8,122,747

    Options granted                            175,000     $ 2.25 - $ 2.30

    Warrants issued                            828,790       2.00

    Expired                                 (2,854,567)      3.50 -  36.25

    Forfeited                                   (2,306)       .55 -   4.00

    Exercised                                        -

                                             -----------

    Outstanding at June 30, 2006             6,269,664     $ 0.02 -$ 45.90

                                             ===========

                               Outstanding                   Exercisable

                 -------------------------------------- -------------------

                                Weighted-

                                Average     Weighted              Weighted

                                Remaining   Average               Average

Range of           Number      Contractual  Exercise   Number     Exercise

Exercise Prices  Outstanding  Life (years)  Price    Exercisable  Price

---------------------------------------------------------------------------

$       0.02        1,524,168        3.75     $ 0.02    1,524,168   $  0.02

        0.04          248,383        4.09       0.04      248,383      0.04

  0.33- 0.55          987,423        6.36       0.53      987,423      0.53

  2.00- 6.25        3,505,290        2.72       4.88    3,123,123      2.74

  9.50-11.50            2,800        3.78      10.61        2,800     10.61

 36.25-45.90            1,600        4.17      41.08        1,600     41.08

---------------------------------------------------------------------------

$.02 - 45.90        6,269,664        4.81     $ 1.63    5,887,497   $  1.57

===========================================================================

NOTE 6- SIGNIFICANT ACCOUNTING POLICIES

Management Estimates

--------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

-------------------------

We consider all cash on hand and in banks, and highly liquid investments with maturities of three months or less to be cash equivalents.  At June 30, 2006 and December 31, 2005 we had bank balances in the excess of amounts insured by the Federal Deposit Insurance Corporation. We have not experienced any losses in such accounts, and believe we are not exposed to any significant credit risk on cash and cash equivalents.

Trade Account Receivables

-------------------------

Trade account receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 90 days. After the receivable becomes past due, it is on non-accrual status and accrual of interest is suspended.

Inventories

-----------

Inventories consisting of electrical and computer parts are stated at the lower of cost or market determined using the first-in, first-out method.

Property and Equipment

----------------------

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the property, generally from three to five years.  Repairs and maintenance costs are expensed as incurred except when such repairs significantly add to the useful life or productive capacity of the asset, in which case the repairs are capitalized.

Patents

-------

Patents represent initial legal costs incurred to apply for United States and international patents on the CodecSys technology, and are amortized on a straight-line basis over their useful life of approximately 20 years.  We have filed several patents in the United States and foreign countries. As of June 30, 2006 three foreign countries had approved patent rights. While we are unsure whether we can develop the technology in order to obtain the full benefits, the patents themselves hold value and could be sold to those with more resources to complete the development. On-going legal expenses incurred for patent follow-up have been expensed from July 2005 forward.

Amortization expense recognized on all patents totaled $315 and $385 for the three and six months ended June 30, 2006, respectively. Amortization for the three and six months ended June 30, 2005 was $139.

Estimated amortization expense, if all patents were issued at July 1, 2006, for each of the next five years is as follows:

         Year ending December 31:

                  2006              $ 5,055

                  2007               10,110

                  2008               10,110

                  2009               10,110

                  2010               10,110

Long-Lived Assets

-----------------

We review our long-lived assets, including patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future un-discounted net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, then the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.  Fair value is determined by using cash flow analyses and other market valuations.

Income Taxes

------------

We account for income taxes in accordance with the asset and liability method of accounting for income taxes prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.  Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled.

Revenue Recognition

-------------------

We recognize revenue when evidence exists that there is an arrangement between us and our customers, delivery of equipment sold or service has occurred, the selling price to our customers is fixed and determinable with required documentation, and collectibility is reasonably assured. We recognize as deferred revenue, payments made in advance by customers for services not yet provided.

When we enter into a multi-year contract with a customer that has an established network to provide installation, network management, satellite transponder and help desk, or a combination of these services, we recognize this revenue equally over the period of the agreement.  These agreements typically provide for additional fees, as needed, to be charged if on-site visits are required by the customer in order to ensure that each customer location is able to receive network communication. As these on-site visits are performed, the associated revenue and cost are recognized in the period the work is completed. If we install, for an additional fee, new or replacement equipment to an immaterial number of new customer locations, and the equipment immediately becomes the property of the customer, the associated revenue and cost are recorded in the period in which the work is completed.

When we enter into a multi-year contract to provide equipment, installation, network management, satellite transponder, help desk, or a combination of these services, to a customer for the establishment of a new network (or major upgrade to an existing network) where substantial revenue is earned for equipment sales and/or installation work performed at the beginning of the contact, compared to expected on-going future revenue, we normalize revenue recognition by deferring earned revenue over the contracted period. These agreements typically provide for additional fees, once the initial installations are completed, to be charged if on-site visits are required by the customer in order to ensure that each customer location is able to receive network communication. As these on-site visits are performed, the associated revenue and cost are recognized in the period the work is completed.  Additionally, as immaterial numbers of new sites are added to the network, the associated revenue and cost are recorded in the period in which the work is completed.

When we enter into an agreement to perform equipment sales and/or installation-only services, the revenue and cost are recognized in the period the work is completed.

Concentration of Credit Risk

-----------------------------

Financial instruments, which potentially subject us to concentration of credit risk, consist primarily of trade accounts receivable. In the normal course of business, we provide credit terms to our customers. Accordingly, we perform ongoing credit evaluations of our customers and maintain allowances for possible losses which, when realized, have been within the range of management's expectations.

Our three largest customers' sales revenues accounted for approximately 84% and 66% of total revenues, with combined balances representing approximately 83% and 17% of our outstanding accounts receivable for the six months ended June 30, 2006 and 2005, respectively. The three largest customers in 2006 are not the same as the three largest customers in 2005, as we lost one of those customers and gained a substantial new customer. Included in the numbers for 2006 above is our single largest customer for the six months ended June 30, 2006, which provided no revenue for the six months ended June 30, 2005; however, this customer accounted for 67% of our 2006 revenue and represented 70% of our accounts receivable on June 30, 2006. Any material reduction in revenues generated from any one of our largest customers could harm our results of operations, financial condition and liquidity.

Fair Value of Financial Instruments

-----------------------------------

Our financial instruments consist of cash, receivables, notes receivables, payables and notes payable.  The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items.  The aggregate carrying amount of the notes receivable and notes payable approximates fair value as the individual notes bear interest at market interest rates.

NOTE 7- SENIOR SECURED CONVERTIBLE PROMISSORY NOTES

On May 16, 2005, we consummated a private placement of $3,000,000 (original) principal amount of 6% senior secured convertible notes with four institutional funds.  The senior secured convertible notes are due May 16, 2008 and were originally convertible into 1,200,000 shares of common stock of the Company. Additionally, we issued to the note holders a total of 600,000 A warrants and 600,000 B warrants to purchase common stock with an exercise price of $2.50 and $4.00, respectively. On March 16, 2006, we entered into a waiver and amendment agreement (discussed below), which adjusted the conversion rate of the notes and exercise price of the warrants. The warrants and the embedded conversion feature and prepayment provision of the senior secured convertible notes have been accounted for as derivatives pursuant to EITF 00-19 and SFAS No. 133.

On April 21, 2006, two of the institutional funds converted an aggregate of $500,000 of their convertible notes into 333,334 shares of common stock of the Company. Upon completion of this conversion, the principal balance of the senior secured convertible notes was reduced from $3,000,000 to $2,500,000.

The conversion feature and the prepayment provision of the notes were accounted for as embedded derivatives and valued on the transaction date using a Black-Scholes pricing model.  The warrants were accounted for as derivatives and were valued on the transaction date using a Black-Scholes pricing model as well.  At the end of each quarterly reporting date, the values of the derivatives are evaluated and adjusted to current fair value.  The note conversion feature and the warrants may be exercised at any time and, therefore, have been reported as current liabilities.  The prepayment provision may not be exercised by us until May 16, 2007, and then only in certain limited circumstances.  For all periods since the issuance of the senior secured convertible notes, the derivative value of the prepayment provision has been nominal and has not had any offsetting effect on the valuation of the conversion feature of the notes.

As of June 30, 2006, we recorded an aggregate derivative liability of $2,122,700. The $889,300 change in valuation from the December 31, 2005 balance of $3,012,000 included $646,800 representing the value of the notes conversion feature of the 333,334 shares converted (as noted above) on the conversion date, and $244,500 for the change in fair market value of A and B warrants and conversion feature of the remaining $2,500,000 principal amount of the notes at June 30, 2006. The aggregate derivative liability of $2,122,700 included $1,066,700 for the conversion feature and $1,056,000 for the warrants.  These values were calculated using the Black-Scholes pricing model with the following assumptions: (i) risk free interest rate of 5.13%; (ii) expected life (in years) of 1.88 for the conversion feature and 3.88 for the warrants; (iii) expected volatility of 86.53%; (iv) expected dividend yield of 0.00%; and (v) stock trading price of $1.40 per share.

The remaining principal value of $2,500,000 of the senior secured convertible notes is being accreted over the term of the obligations, for which $222,223 and $472,222 was included in interest expense for the three and six months ended June 30, 2006, respectively. The notes bear a 6% annual interest rate payable semi-annually, and for the three and six months ended June 30, 2006, $39,083 and $84,083 was recorded as interest expense, respectively.

The senior secured convertible notes required that we secure an effective registration statement with the Securities and Exchange Commission within 120 days from May 16, 2005 (September 13, 2005). Section 4(a) of the senior secured convertible notes enumerates circumstances that are considered an event of default. The remedies for default provide that if an event of default occurs and is continuing, the holders may declare the entire then outstanding principal amount of the notes and any accrued and unpaid interest thereon to be immediately due and payable in cash.  We were in default under Section 4(a)(viii), related to the effective date of our registration statement, beginning September 13, 2005 until February 3, 2006, at which time the event of default was cured and is no longer continuing.  During the default period, we incurred an aggregate amount due the note holders of $284,000 of which $66,000 was recorded as interest expense in the three months ended March 31, 2006, and all of which was forgiven by the note holders per the waiver and amendment agreement.

On March 16, 2006, we entered into a waiver and amendment agreement with the four institutional funds regarding our above-mentioned default. Under the terms of the waiver, the institutional funds waived any and all defaults under the senior secured convertible notes and related transaction agreements.  In consideration for the $284,000 owed the funds, we and the funds agreed to amend the transaction agreements as follows: (i) Section 3.12 of the securities purchase agreement was deleted, which provision gave the funds a preemptive right to acquire any new securities issued by us; (ii) Section 3.15(c) of the securities purchase agreement was deleted, which provision prohibited us from completing a private equity or equity-linked financing; (iii) the conversion price, at which the notes are convertible into shares of our common stock, was amended to be $1.50 instead of $2.50; (iv) the exercise price, at which all warrants (A warrants and B warrants) held by the funds are exercisable, was changed to $2.00; and (v) the notes were amended by adding a new event of default, which is that if we fail to raise and receive at least $3,000,000 in cash net proceeds through one or more private or public placements of our securities by September 30, 2006, we will be in default under the notes.  Due to applicable anti-dilution provisions, subsequent sales of our common stock at $1.50 per share pursuant to our private placement offering (see Note 9) have caused the exercise price of both the A warrants and the B warrants to be reduced further to $1.50 per share.

NOTE 8- ACQUISITION OF VIDEO PROCESSING TECHNOLOGIES, INC.

On January 27, 2006, we acquired 100% of the common stock of Video Processing Technologies Inc. (VPTI) in exchange for an aggregate of 994,063 shares of our common stock. Prior to the acquisition, VPTI had entered into a license agreement with the University of California, San Diego, related to certain patent pending technology which management of our company anticipates incorporating into the CodecSys technology.

The following pro forma condensed combined balance sheets have been prepared using the historical financial statements of Broadcast International, Inc. (audited) and Video Processing Technologies, Inc. (unaudited). VPTI was formed on December 12, 2005 and had no revenues or expenses in 2006 prior to the acquisition. These statements of operations assume the acquisition had occurred on December 31, 2005.

Consolidated Condensed Balance Sheets

                                         Video

                           Broadcast    Processing

                         International Technologies              Pro Forma

                             as of        as of     Pro Forma    Combined

                         Dec 31, 2005  Dec 31. 2005 Adjustments  BI and VPTI

                         ------------- ------------ ----------- -------------

                                        (Unaudited)

Cash                     $    446,491  $   500,000  $         -  $    946,491

Other current assets        2,011,253       25,000            -     2,036,253

                         ------------- ------------ ------------ ------------

Total current assets        2,457,744      525,000            -     2,982,744

                         ------------- ------------ ------------ ------------

Total non-current assets    1,431,302      100,000            -     1,531,302

                         ------------- ------------ ------------ ------------

Total assets             $  3,889,046  $   625,000  $         -  $  4,514,046

                         ============= ============ ============ ============

Total current liabilities$  5,568,255  $         -  $         -  $  5,568,255

Total liabilities           6,898,533            -            -     6,898,533

STOCKHOLDERS DEFICIT

Owners' equity             23,078,615      625,000    1,363,126    25,066,741

Accumulated deficit       (26,088,102)           -   (1,363,126)  (27,451,228)

                         ------------- ------------ ------------ ------------

Total liabilities and

 stockholders' deficit   $ 3,889,046   $   625,000  $         -  $  4,514,046

                         ============= ============ ============ ============

Pro Forma Adjustments represent retirement of VPTI owners' equity and excess between the fair value of assets acquired and market value of equity exchanged.

NOTE 9- SUPPLEMENTAL CASH FLOW INFORMATION

On January 27, 2006, we acquired 100% of the common stock of Video Processing Technologies Inc. (VPTI) in exchange for an aggregate of 994,063 shares of our common stock. In this transaction, we recognized $1,363,126 as non-cash research and development in process expense. See Note 8.

On February 27, 2006, the Board of Directors approved a private placement offering in anticipation of raising up to $4,500,000 by selling 3,000,000 shares of common stock of the Company at a price of $1.50 per share. Additionally, the purchaser of each share will receive a warrant to acquire one share of common stock of the Company. The warrants have a three-year exercise period and are exercisable at a $2.00 exercise price. As of June 30, 2006, we had raised proceeds of $1,243,185 from the sale of 828,790 shares of common stock.

In March 2006, we issued 766,666 shares of our common stock to two corporations, which provide investor relations services for the Company. The value of these shares of $1,724,999 was recorded as a prepaid expense and will be recognized over the service periods as follows:

                2006    $   1,187,499

                2007          487,500

                2008           50,000

                        -------------

                        $   1,724,999

                        =============

During the quarter ended March 31, 2005, we entered into private placement transactions with qualified investors pursuant to which we sold 41,666 shares of common stock resulting in $124,980 in proceeds, which concluded the funding provided under this offering. In each of the transactions, each purchased share included an attached warrant to acquire one share of our common stock within one year at a purchase price of $.50 per share greater than the subscription price of the share purchased, all of which expired before March 31, 2006 and were not exercised.

On December 23, 2003, the Company entered into a convertible line of credit for up to $1,000,000 with Meridel LTD and Pascoe Holdings LTD, both foreign corporations. The Company obtained advances as needed to fund operating expenses. On June 30, 2004, the line of credit was amended to increase the limit from $1,000,000 to $2,000,000 with the original due date of the line of credit extended from March 31, 2005 to April 1, 2006. Any portion of the note under the line of credit was convertible at the lenders sole discretion for common shares of the Company at the rate of $1.00 per share. During the quarter ended March 31, 2005, we borrowed $449,876, increasing the aggregate amount borrowed to $844,966. The note bears an annual interest rate of 6%. Accrued interest, however, is forgiven upon conversion pursuant to the terms of the line of credit. During the six months ended June 30, 2005, we recorded $449,876 as convertible beneficial conversion feature associated with the advances made under the line of credit. This amount is included in interest expense. On December 30, 2005, all amounts borrowed on the line of credit were converted to common stock of the Company.

We paid no interest for the six months ended June 30, 2005; however, we paid $87,833 for interest expense in the six months ended June 30, 2006. No cash payments for income taxes were made during the six months ended June 30, 2006 or 2005.

NOTE 10- RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which amends Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions.  The guidance in APB Opinion 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  The guidance in APB Opinion 29, however, included certain exceptions to that principle.  SFAS 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for fiscal periods beginning after June 15, 2005.  We do not expect that the adoption of SFAS 153 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share Based Payment, which requires companies to measure and recognize compensation expense for all stock based payments at fair value.  SFAS 123R is effective for interim periods or the fiscal year beginning after December 15, 2005 and, thus, we have adopted 123R effective January 1, 2006.  As of June 30, 2006, we will recognize $1,159,095 of compensation expense for employees and consultants a result of the adoption of 123R over the next three years. See Note 5.

In December 2004, the FASB issued FASB Staff Position No. FAS 109-1 ("FAS 109-1"), "Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 ("AJCA"). The AJCA introduces a special 9% tax deduction on qualified production activities. FAS 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement 109. The Company does not expect the adoption of these new tax provisions to have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

In May 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections, which requires retrospective application (the application of the changed accounting principle to previously issued financial statements as if that principle had always been used) for voluntary changes in accounting principle unless it is impracticable to do so.  Previously, the cumulative effect of such changes was recognized in net income of the period of the change.  The effective date is for changes made in fiscal years beginning after December 15, 2005.

In June 2005, the Emerging Issues Task Force issued three consensuses that are subject to later ratification by the FASB:

The first consensus is EITF 04-5 which establishes a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it.  Unless the limited partners have "kick-out rights" allowing them to dissolve or liquidate the partnership or otherwise remove the general partner "without cause," or "participating rights" allowing the limited partners to participate in significant decisions made in the ordinary course of the partnership's business, the general partner(s) hold effective control and should consolidate the limited partnership.  This would be effective immediately for newly-formed limited partnerships and for existing limited partnership agreements that are modified.  For existing limited partnership agreements that are not modified, it would be effective for the beginning of the first reporting period after December 15, 2005.  We do not expect the adoption of EITF 04-5 will have a material impact on our consolidated financial position, results of operations or cash flows.

The second consensus is EITF 05-2 which provides guidance for issuers of debt and preferred stock instruments with conversion features that may need to be accounted for as derivatives.  We do not expect the adoption of EITF 05-2 will have a material impact on our consolidated financial position, results of operations or cash flows.

The third consensus is EITF 05-6, "Determining the Amortization Period for Leasehold Improvements."  The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase.  The guidance is effective for periods beginning after June 29, 2005.  We do not expect the adoption of EITF 05-6 will have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140."  SFAS 155 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."  SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS 155 is effective for all financial instruments acquired or issued after December 31, 2006.  We are currently evaluating the impact of SFAS 155.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We are currently evaluating the potential impact of this interpretation.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

         RESULTS OF OPERTIONS

Forward-Looking Information

This quarterly report on Form 10-Q includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance that are not historical facts may be forward-looking.  These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "management believes," "we believe," "we intend" and similar words or phrases.  Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them.  Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed in our Annual Report on Form 10-KSB for the year ended December 31, 2005.  Among the key factors that could cause actual results to differ materially from the forward-looking statements are the following:

      .  competitive factors;

      .  general economic and market conditions;

      .  rapid technological change;

      .  dependence on commercialization of our CodecSys technology;

      .  dependence on significant customers;

      .  our ability to raise sufficient additional capital;

      .  ineffective internal control systems;

      .  restrictions under our senior secured convertible notes;

      .  our ability to execute our business model;

      .  our ability to hire and retain qualified software personnel;

      .  uncertainty of intellectual property protection; and

      .  one-time or non-recurring events.

Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements.  Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time, and it is not possible for us to predict which factors will arise.  In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted in the United States.  As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.

Our accounting policies that are the most important to the portrayal of our financial condition and results, and which require the highest degree of management judgment, relate to the reserves for doubtful accounts receivable,  valuation of stock and options issued for services, and revenue recognition.

Reserves for Doubtful Accounts Receivable

Management estimates the amount of required reserves for the potential non-collectibility of accounts receivable based upon past experience of collection and consideration of other relevant factors.  Past experience, however, may not be indicative of future collections and therefore we could incur additional charges in the future to reflect differences between estimated and actual collections.

Valuation of stock and options

We value and account for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.

Revenue Recognition

We recognize revenue when evidence exists that there is an arrangement between us and our customers, delivery of equipment sold or service has occurred, the selling price to our customers is fixed and determinable with required documentation, and collectibility is reasonably assured. We recognize as deferred revenue payments made in advance by customers for services not yet provided.

When we enter into a multi-year contract with a customer that has an established network, to provide installation, network management, satellite transponder and help desk, or a combination of these services, we recognize this revenue equally over the period of the agreement.  These agreements typically provide for additional fees, as needed, to be charged if on-site visits are required by the customer in order to ensure that each customer location is able to receive network communication. As these on-site visits are performed, the associated revenue and cost are recognized in the period the work is completed. If we install, for an additional fee, new or replacement equipment to an immaterial number of new customer locations, and the equipment immediately becomes the property of the customer, the associated revenue and cost are recorded in the period in which the work is completed.

When we enter into a multi-year contract to provide equipment, installation, network management, satellite transponder, help desk, or a combination of these services, to a customer for the establishment of a new network (or major upgrade to an existing network) where substantial revenue is earned for equipment sales and/or installation work performed at the beginning of the contact, compared to expected on-gong future revenue, we normalize revenue recognition by deferring earned revenue over the contracted period. These agreements typically provide for additional fees, once the initial installations are completed, to be charged if on-site visits are required by the customer in order to ensure that each customer location is able to receive network communication. As these on-site visits are performed the associated revenue and cost are recognized in the period the work is completed.  Additionally, as immaterial numbers of new sites are added to the network, the associated revenue and cost are recorded in the period in which the work is completed.

When we enter into an agreement to perform equipment sales and/or installation-only services, the revenue and cost are recognized in the period the work is completed.

Executive Overview

We continue to need additional capital to fund our operating activities, including the development of our CodecSys technology.  On February 27, 2006, our Board of Directors approved a private placement offering in anticipation of raising up to $4,500,000 by selling 3,000,000 shares of our common stock at a price of $1.50 per share.  Additionally, the purchaser of each share will receive a warrant to acquire one share of common stock.  The warrants have a three-year exercise period and are exercisable at an exercise price of $2.00 per share.  As of June 30, 2006, we had raised approximately $1,243,000 from the sale of approximately 828,800 shares of our common stock.

The terms of our senior secured convertible notes specify that it is an event of default if we do not raise at least $3,000,000 by September 30, 2006.  We are continuing to pursue sales of our common stock pursuant to the private placement offering and exploring other alternatives for raising capital.  There is no assurance we will be successful in raising the necessary financing by September 30, 2006.  If we are unable to obtain the required funding by such date, an event of default will occur absent a waiver or an amendment of the terms of the notes, of which there can be no assurance.  An event of default could ultimately result in the holders of the notes declaring the amounts outstanding due and payable at a premium, together with an increased default rate of interest.  All of our assets are pledged as collateral for the obligations due under the notes.  Acceleration of the notes may require us to seek bankruptcy protection or liquidation.  Even in a bankruptcy proceeding, however, the holders of the notes, as secured lenders, could obtain our assets in order to satisfy the obligations due to them under the notes, in which case we could be forced to terminate operations and liquidate the company.

On January 27, 2006, we acquired 100% of the common stock of Video Processing Technologies Inc. (VPTI) in exchange for an aggregate of 994,063 shares of our common stock.  In this transaction, we recognized $1,363,126 as non-cash research and development in process expense.  Prior to the acquisition, VPTI had entered into a license agreement with the University of California, San Diego, related to certain patent pending technology which our management anticipates incorporating into the CodecSys technology.

On April 24, 2006, two of the institutional fund holders of our outstanding senior secured convertible notes converted an aggregate of $500,000 of their convertible notes into 333,334 shares of our common stock.  As a result of this conversion, the principal balance of the senior secured convertible notes was reduced from $3,000,000 to $2,500,000.  The outstanding notes are presently convertible into 1,666,666 shares of our common stock.

The conversion feature and the prepayment provision of the senior secured convertible notes have been accounted for as embedded derivatives and valued on the transaction date using a Black-Scholes pricing model.  The related warrants have been accounted for as derivatives and were valued on the transaction date using a Black-Scholes pricing model as well.  At the end of each quarterly reporting date, the values of the embedded derivatives and the warrants are evaluated and adjusted to current market value.  The note conversion feature and the warrants may be exercised at any time and, therefore, have been reported as current liabilities. The prepayment provision may not be exercised by the Company until May 16, 2007, and then only in certain limited circumstances.  For all periods since the issuance of the senior secured convertible notes, the derivative value of the prepayment provision has been nominal and has not had any offsetting effect on the valuation of the conversion feature of the notes.

Results of Operations for the Six Months ended June 30, 2006 and June 30, 2005

Revenues

We generated $7,063,513 in revenue during the six months ended June 30, 2006.  During the same six-month period in 2005, we generated revenue of $1,977,147.  The increase in revenue of $5,086,366 or 257% was due primarily to the Company performing approximately $4,709,200 of increased work for a single new customer. In the first six months of 2006, we recognized revenue of $5,823,933 related to the sale and installation of equipment, which was an increase of $5,425,545 over the same period in the prior year.  This increase was partially offset by a decrease of $322,014 in license fee revenue, which was the result of the Company losing one customer.

Sales revenues from our three largest customers accounted for approximately 84% and 66% of total revenues for the six months ended June 30, 2006 and 2005, respectively. The three largest customers in 2006 are not the same as the three largest customers in 2005, as we  lost one of those customers and gained a substantial new customer. Any material reduction in revenues generated from any one of our largest customers could harm our results of operations, financial condition and liquidity.

Cost of Revenues

Cost of revenues increased by approximately $4,879,150 to $6,737,357 for the six months ended June 30, 2006 from $1,858,206 for the six months ended June 30, 2005.  The increase was due primarily to increased activity in installation of equipment for our new customer, which resulted in an increase in the costs related to such installation. In addition, the general operations department costs increased by approximately $318,650 due to the increase in installation activity. The increases were partially offset by a decrease of approximately $99,680 in satellite distribution costs and depreciation and amortization.

Expenses

General and administrative expenses for the six months ended June 30, 2006 were $2,211,341 compared to $1,208,347 for the six months ended June 30, 2005.  The increase of approximately $1,002,994 resulted from an increase in expenses incurred for outside consultants of $779,358, expenses of $462,330 for options and warrants outstanding, and outside director fees of $33,050; offset by an decrease of $235,170 in investor relations expense. Research and development in process increased by $1,683,738 for the six months ended June 30, 2006 to $1,905,199 from $221,461 for the six months ended June 30, 2005.  This increase resulted primarily from recording a $1,363,126 expense equal to the excess of cost over book value for the acquisition of Video Processing Technology, Inc. Additionally, expenses of $153,855 and $109,382 were recorded for consulting services and unexercised option and warrants vesting during the six months ended June 30, 2006, respectively.

During the first six months of 2006, we implemented the following new critical accounting policy related to our stock-based compensation.  Beginning on January 1, 2006, we began accounting for stock options under the provisions of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123R), which requires the recognition of the fair value of stock-based compensation.  Under the fair value recognition provisions for FAS 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award.  We have used the Black-Scholes valuation model to estimate fair value of our stock-based awards, which requires various judgmental assumptions including estimated stock price volatility, forfeiture rates, and expected life.  Our computation of expected volatility is based on a combination of historical and market-based implied volatility. The $571,712 of increased expense for options and warrants described above reflects the financial statement impact to us in the six months ended June 30, 2006 related to this new accounting policy.

Interest Expense

For the six months ended June 30, 2006, we incurred interest expense of $1,208,119 compared to interest expense for the six months ended June 30, 2005 of $635,799.  The increase of $572,320 resulted primarily from the Company recording interest expense related to our senior secured convertible notes and debt offering costs above what was recorded for the first six months of 2005. Of the $572,320 increase, $187,500 was the increased amount recorded in interest expense for the accretion of the note liability on our balance sheet, $61,583 was the increased interest payable on the notes and $207,113 represents the increased amortization of debt offering costs for the six months ended June 30, 2006 over the amounts recorded in prior year. In addition, for the six months ended June 30, 2006,  $500,000 was included as interest expense related to the early conversion of $500,000 of principal of the senior notes into 333,334 shares of common stock, and a penalty of $66,000 related to a default in the senior notes, which has been cured. These comparative increases were offset by $449,876 for interest expense related to the conversion feature of our line of credit included in the period ended June 30, 2005. This line of credit was completely converted in December of 2005.

Net Loss

We realized a net loss for the six months ended June 30, 2006 of $4,837,112 compared with a net loss for the six months ended June 30, 2005 of $5,264,028. The decrease in the net loss of $426,916 is primarily due to, (i) a gain of $3,216,527 for derivative valuation, (ii)a $284,000 for gain on forgiveness of debt related to the accrued penalties on our senior convertible debt and, (iii) a $207,215 increase in gross margin as a result of increased sales activity. These gains were offset by an increase of $1,002,994 in general and administrative expenses, an increase of $1,683,738 in research and development in process expenses, and an increase of $572,320 in interest expense, all as described above.

Results of Operations for the Three Months ended June 30, 2006 and June 30, 2005

Revenues

We generated $4,283,115 in revenue during the three months ended June 30, 2006.  During the same three-month period in 2005, we generated revenue of $999,495.  The increase in revenue of $3,283,620 or 329% was due primarily to our performing approximately $3,024,300 of increased work for a single new customer. In the three months ended June 30, 2006, we recognized revenue of $3,617,674 related to the sale and installation of equipment, which was an increase of $3,352,745 over the same period in the prior year.  This increase was partially offset by a decrease of $120,875 in license fee revenue, which was the result of losing one customer.

Cost of Revenues

Cost of revenues increased by approximately $3,004,600 to $3,999,406 for the three months ended June 30, 2006 from $994,829 for the three months ended June 30, 2005.  The increase was due primarily to increased activity in installation of equipment for our new customer, which resulted in an increase in the costs related to such installation. In addition, the general operations department costs increased by approximately $150,640 due to the increase in installation activity. The increases were partially offset by a decrease of approximately $27,750 in depreciation and amortization.

Expenses

General and administrative expenses for the three months ended June 30, 2006 were $963,536 compared to $804,229 for the three months ended June 30, 2005.  The increase of approximately $159,300 resulted from an increase in expenses incurred for outside consultants of $418,533, expenses of $37,754 for options and warrants outstanding, and outside director fees of $17,500; offset by an decrease of (i) $235,170 in investor relations expense, (ii) $24,744 in legal expenses, and (iii) approximately $62,500 in employee and travel related expenses. Research and development in process increased by $184,813 for the three months ended June 30, 2006 to $296,903 from $112,090 for the three months ended June 30, 2005.  This increase resulted primarily from expenses of $76,093, $59,019 and $47,208 which were recorded for consulting services, patent acquisition costs and unexercised option and warrants vesting during the three months ended June 30, 2006, respectively. The $84,962 of increased expense for options and warrants described above reflects the financial statement impact to us in the three months ended June 30, 2006 related to this new accounting policy.

Interest Expense

For the three months ended June 30, 2006, we incurred interest expense of $771,571 compared to interest expense for the three months ended June 30, 2005 of $385,686.  The increase of $385,686 resulted from recording interest expense related to our senior secured convertible notes and debt offering costs above what was recorded for the three months ended June 30, 2005. Of the $385,686 increase, $500,000 was included as interest expense related to the early conversion of $500,000 principal amount of the notes to 333,334 shares of common stock, $16,583 represents the increased interest payable on the notes, and $131,564 represents the increased amortization of debt offering costs. These increases were offset by a $62,499 reduction in the amount recorded in interest expense to account for the accretion of the note liability on our balance sheet and $199,962 which was included in interest expense for the three months ended June 30, 2005 related to the conversion feature of our line of credit, which was completely converted into equity in December of 2005.

Net Loss

We realized a net loss for the three months ended June 30, 2006 of $483,699 compared with a net loss for the three months ended June 30, 2005 of $4,469,981. The decrease in the net loss of $3,986,282 is primarily due to a $4,460,527 gain for derivative valuation and a $279,043 increase in gross margin as a result of increased sales activity. These gains were offset by (i) an increase of $159,307 in general and administrative expenses, (ii) an increase of $184,813 in research and development in process expenses, and (iii) an increase of $385,686 in interest expense, all as described above. Additionally, we recorded a net $36,329 variance in other income (expense), which increased our net loss for the three months ended June 30, 2006.

Liquidity and Capital Resources

At June 30, 2006, we had cash of $794,643 and total current assets of $3,971,127 compared to total current liabilities of $4,619,350 ($2,122,700 of which is reflected as the derivative valuation of the embedded derivatives in our senior secured convertible notes and related warrants) and total stockholder's deficit of $1,071,776.

For the six months ended June 30, 2006, we used approximately $1,326,864 of cash for operating activities as compared to cash used for operating activities for the six months ended June 30, 2005 of $1,385,479. The cash used for operations was provided in both periods primarily from proceeds from sales of Company common stock and from loan financing. We expect to continue to experience negative operating cash flow as long as we continue our CodecSys technology development or until we increase our sales and operating profit significantly.

Our audited financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 2005 contained a "going concern" qualification.  We have incurred losses and have not demonstrated the ability to generate sufficient cash flows from operations to satisfy our liabilities and sustain operations.  These factors raise substantial doubt about our ability to continue as a going concern.

On May 16, 2005, we entered into a securities purchase agreement and completed a financing with a consortium of four institutional funds.  In the financing, we received $3,000,000 gross proceeds in cash pursuant to the issuance of senior secured convertible notes to the funds.  We used the proceeds from this financing to support our CodecSys research and development and for general working capital purposes.  The senior secured convertible notes are due May 16, 2008 and bear interest at 6% per annum.  Interest-only payments are due semi-annually and the first payment of $90,000 was made on November 16, 2005.  The notes were originally convertible into 1,200,000 shares of our common stock at $2.50 per share, convertible any time during the term of the notes.

We were in default under the terms of the securities purchase agreement because we did not secure an effective registration statement by the deadline required in the agreement.  We have cured the default by securing the effective registration statement and satisfied the liquidated damages arising due to the default by entering into a waiver agreement. The securities purchase agreement was amended by the waiver agreement dated March 16, 2006, in which the notes are now convertible into 2,000,000 shares of our common stock at $1.50 per share.

In connection with the financing, the funds received A warrants to acquire 600,000 shares of our common stock exercisable at $2.50 per share and B warrants to acquire 600,000 shares of our common stock at $4.00 per share.  The waiver agreement changed the exercise price of the warrants to $2.00 per share for both the A warrants and the B warrants. Due to applicable anti-dilution provisions, subsequent sales of our common stock at $1.50 per share pursuant to our private placement offering have caused the exercise price of both the A warrants and the B warrants to be reduced further to $1.50 per share.  The warrants are exercisable any time for a five-year period beginning on the date of grant  We paid approximately $345,000 in cash for commissions, finders fees and expenses in securing this financing, $240,000 of which was included in prepaid expenses as of December 31, 2005 and will be amortized over the term of the notes.

The $1.50 conversion price of the senior secured convertible notes and the $1.50 exercise price of the warrants are subject to adjustment pursuant to standard anti-dilution rights.  These rights include (i) equitable adjustments in the event we effect a stock split, dividend, combination, reclassification or similar transaction; (ii) "weighted average" price protection adjustments in the event we issue new shares of common stock or common stock equivalents in certain transactions at a price less than the then current market price of our common stock; and (iii) "full ratchet" price protection adjustments in the event we issue new shares of common stock or common stock equivalents in certain transactions at a price less than $1.50 per share.

The senior secured convertible notes contain a prepayment provision allowing us to prepay, in certain limited circumstances, all or a portion of the notes, subject to a prepayment premium of 25% of the outstanding principal amount of the notes to be prepaid. Even if we elect to prepay the notes, the note holders may still convert any portion of the notes being prepaid pursuant to the conversion feature thereof.

The securities purchase agreement contains, among other things, covenants that may restrict our ability to obtain additional capital, to declare or pay a dividend or to engage in other business activities.  A breach of any of these covenants could result in a default under our senior secured convertible notes, in which event holders of the notes could elect to declare all amounts outstanding to be immediately due and payable, which would require us to secure additional debt or equity financing to repay the indebtedness or to seek bankruptcy protection or liquidation.  The securities purchase agreement provides that we cannot do any of the following without the prior written consent of the holders of at least 85% of the principal amount of the outstanding senior secured convertible notes:

     .  issue debt securities or incur, assume, suffer to exist, guarantee or otherwise become or remain, directly or indirectly, liable with respect to certain indebtedness;

     .  except for those created under the securities purchase agreement,

        create, incur, assume or suffer to exist, directly or indirectly,

        any liens, restrictions, security interests, claims, rights of another or other encumbrances on or with respect to any of our assets, of any kind, whether now owned or hereafter acquired, or any income or profits therefrom;

     .  liquidate, wind up or dissolve (or suffer any liquidation or dissolution);

     .  convey, sell, lease, license, assign, transfer or otherwise dispose of all or any substantial portion of our properties or assets, other than transactions in the ordinary course of business consistent with past practices, and transactions by non-material subsidiaries, if any;

     .  cause, permit or suffer, directly or indirectly, any change in control transaction as defined in the senior secured convertible notes;

     .  directly or indirectly enter into or permit to exist any transaction with any of our affiliates or any of our subsidiaries, if any, except for transactions that are in the ordinary course of our business,

        upon fair and reasonable terms, that are fully approved by our Board of Directors, and that are no less favorable to us than would be obtained in an arm's length transaction with a non-affiliate;

     .  declare or pay a dividend or return any equity capital to any holder of any of our equity interests or authorize or make any other distribution to any holder of our equity interests in such holder's capacity as such, or redeem, retire, purchase or otherwise acquire,

        directly or indirectly, for consideration any of our equity interests outstanding (or any options or warrants issued to acquire any of our equity interests); provided that the foregoing shall not prohibit i)

        the performance by us of our obligations under the warrants related to the senior secured convertible notes or the registration rights agreement entered into in connection with the securities purchase agreement, or (ii) us and any of our subsidiaries, if any, from paying dividends in common stock issued by us or such subsidiary that is neither puttable by any holder thereof nor redeemable, so long as,

        in the case of any such common stock dividend made by any such subsidiary, the percentage ownership (direct or indirect) of us in such subsidiary is not reduced as a result thereof; or

     .  directly or indirectly, lend money or credit (by way of guarantee or otherwise) or make advances to any person, or purchase or acquire any stock, bonds, notes, debentures or other obligations or securities of, or any other interest in, or make any capital contribution to,

        any other person, or purchase or own a future contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract,

        with very limited exceptions.

Section 4(a)(xi) of the senior secured convertible notes specifies that it is an event of default if we do not raise at least $3,000,000 by September 30, 2006.  To date, we have raised approximately $1,243,000 from the sale of our securities pursuant to our private placement offering. Although we are continuing our efforts to raise additional capital, there is no assurance that we will be able to satisfy this financing requirement before September 30, 2006. The remedies for default provide that if an event of default occurs and is continuing, the holders may declare all of the then outstanding principal amount of the notes and any accrued and unpaid interest thereon to be immediately due and payable in cash.  In the event of an acceleration, the amount due and owing to the holders is 125% of the outstanding principal amount of the notes and interest on such amount is calculated using the default rate of 18% per annum if the full amount is not paid within one business day after acceleration.  An event of acceleration may require us to seek bankruptcy or liquidation. Even in a bankruptcy proceeding, however, the holders of the notes, as secured lenders, could obtain our assets in order to satisfy the obligations due to them under the notes, in which case we could be forced to terminate operations and liquidate the company

On April 21, 2006, two of the institutional funds converted an aggregate of $500,000 of their convertible notes into 333,334 shares of our common stock. Upon completion of this conversion, the principal balance of the senior secured convertible notes was reduced from $3,000,000 to $2,500,000.

On June 22, 2005, we secured a new customer contract, which has resulted in revenues of approximately $4,739,750 in the first six months of 2006. We anticipate that revenues from this customer will continue throughout 2006.  We are continuing to train our existing installation technicians on the new equipment and procedures required by this new customer. We are also adding new installation technicians.

Our monthly operating expenses currently exceed our monthly net sales by approximately $250,000 per month.  This amount could increase significantly.  Given our current level of CodecSys development activity, we expect our operating expenses will continue to outpace our net sales until we are able to generate additional revenue.  Our business model contemplates that sources of additional revenue include (i) sales from our private communication network services, (ii) sales resulting from the new customer contract described above, and (iii) sales related to commercial applications of our CodecSys technology.  Notwithstanding any additional revenue that may be realized for these sources, we will require additional capital in the near-term to avoid default under our senior secured convertible notes and to continue our current business operations.

Our long-term liquidity is dependent upon execution of our business model and the realization of additional revenue and working capital, as described above, and upon capital needed for continued development of the CodecSys technology.  Commercialization and future applications of the CodecSys technology are expected to require additional capital estimated to be approximately $2.0 million annually for the foreseeable future.  This estimate will increase or decrease depending on funds available to us.  The availability of funding will also determine, in large measure, the timing and introduction of new product applications in the marketplace.  Capital required for CodecSys is expected to come from internally generated cash flow from operations or from external financing.

To date, we have met our working capital needs through funds received from sales of our common stock, borrowings under a convertible line of credit and the senior secured convertible note financing described above.  Until our operations become profitable, we must continue to sell equity or find another source of operating capital. There can be no assurance that we will be able to obtain adequate working capital or additional financing at all or on terms favorable to us.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.  We do not hold or issue financial instruments for trading purposes or have any derivative financial instruments.  As discussed above, however, the embedded conversion feature and prepayment option of our senior secured convertible notes and our related warrants are deemed to be derivatives and are subject to quarterly "mark-to-market" valuations.  Our principal exposure to market risk is currently confined to our cash and cash equivalents.  Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments.  We currently do not hedge interest rate exposure and are not exposed to the impact of foreign currency fluctuations.

Item 4.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

As required by Rule 13a-15(b) of the Exchange Act, we conducted an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2006.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2006 in ensuring that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

Changes in Internal Control Over Financial Reporting

There have been no change in our internal control over financial reporting for the quarter ended June 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Important Considerations

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud.  Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time.  Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

Part II - Other Information

Item 1.   Legal Proceedings

          None.

Item 1A.  Risk Factors

There have been no material changes in risk factors described in our Annual Report of Form 10-KSB for the year ended December 31, 2005.

Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds

          None.

Item 3.   Defaults Upon Senior Securities

          None.

Item 4.   Submission of Matters to Vote of Security Holders.

          None.

Item 5.   Other Information

          (a) None.

          (b) None.

Item 6.   Exhibits

  Exhibit

  Number                 Description of Document

  ------                 ------------------------

  3.1           Amended and Restated Articles of Incorporation of Broadcast

                International.   (Incorporated by reference to Exhibit No. 3.1

                of the Company's Quarterly Report on Form 10-QSB for the

                quarter ended June 30, 2005 filed with the SEC on August 12,

                2005.)

  3.2           Bylaws of Broadcast International.  (Incorporated by reference to Exhibit No. 3.2 of the Company's Quarterly Report on Form

                10-QSB for the quarter ended June 30, 2005 filed with the SEC on August 12, 2005.)

  4.1           Specimen Stock Certificate of Common Stock of Broadcast

                International. (Incorporated by reference to Exhibit No. 4.1 of the Company's Registration Statement on Form SB-2, filed under cover of From S-3, pre-effective Amendment No.3 filed with the SEC on October 11, 2005.)

  4.2           Form of 6.0% Senior Secured Convertible Note dated May 16,

                2005 executed by Broadcast International in favor of Gryphon

                Master Fund, L.P., GSSF Master Fund, LP, Bushido Capital

                Master Fund, LP and Gamma Opportunity Capital Partners, LP

               (the "Institutional Funds"). (Incorporated by reference to

                Exhibit No. 4.2 of the Company's Registration Statement on

                Form SB-2, filed under cover of From S-3, pre-effective

                Amendment No.3 filed with the SEC on October 11, 2005.)

  4.3           Form of A Warrant issued by Broadcast International to each of the Institutional Funds. (Incorporated by reference to Exhibit

                No. 4.3 of the Company's Registration Statement on Form SB-2,

                filed under cover of From S-3, pre-effective Amendment No.3 filed with the SEC on October 11, 2005.)

  4.4           Form of B Warrant issued by Broadcast International to each of the Institutional Funds. (Incorporated by reference to Exhibit

                No. 4.4 of the Company's Registration Statement on Form SB-2,

                filed under cover of From S-3, pre-effective Amendment No.3 filed with the SEC on October 11, 2005.)

 10.1           Employment Agreement of Rodney M. Tiede dated April 28, 2004.

                (Incorporated by reference to Exhibit No. 10.1 of the

                Company's Quarterly Report on Form 10-QSB for the quarter

                ended March 31, 2004 filed with the SEC on May 12, 2004.)

 10.2           Employment Agreement of Randy L. Turner dated April 28, 2004.

                (Incorporated by reference to Exhibit No. 10.2 of the

                Company's Quarterly Report on Form 10-QSB for the quarter

                ended March 31, 2004 filed with the SEC on May 12, 2004.)

 10.3           Employment Agreement of Reed L. Benson dated April 28, 2004.

                (Incorporated by reference to Exhibit No. 10.3 of the

                Company's Quarterly Report on Form 10-QSB for the quarter

                ended March 31, 2004 filed with the SEC on May 12, 2004.)

 10.4           Broadcast International Long-Term Incentive Plan.

                (Incorporated by reference to Exhibit No. 10.4 of the

                Company's Annual Report of Form 10-KSB for the year ended

                December 31, 2003 filed with the SEC on March 30, 2004.)

 10.5           Securities Purchase Agreement dated May 16, 2005 among

                Broadcast International and the Institutional Funds.

               (Incorporated by reference to Exhibit No. 10.5 of the Company's

                Registration Statement on Form SB-2, filed under cover of From

                S-3, pre-effective Amendment No.3 filed with the SEC on

                October 11, 2005.)

 10.6           Security Agreement dated May 16, 2005 between Broadcast

                International and Gryphon Master Fund, L.P., as collateral agent for the Institutional Funds. (Incorporated by reference to Exhibit No. 10.6 of the Company's Registration Statement

                on  Form SB-2, filed under cover of From S-3, pre-effective

                Amendment No.3 filed with the SEC on October 11, 2005.)

 10.7           Registration Rights Agreement dated May 16, 2005 among

                Broadcast International and the Institutional Funds.

                (Incorporated by reference to Exhibit No. 10.7 of the

                Company's Registration Statement on Form SB-2, filed under cover of From S-3, pre-effective Amendment No.3 filed with the

                SEC on October 11, 2005.)

 10.8           Stock Purchase and Option Grant Agreement dated February 6,

                2004 among Broadcast International and certain principals and shareholders of Streamware Solutions AB. (Incorporated by

                reference to Exhibit No. 10.9 of the Company's Registration

                Statement on Form SB-2, filed under cover of From S-3,

                pre-effective Amendment No.3 filed with the SEC on October 11,

                2005.)

 10.9           Stock Issuance, Stock Transfer and Option Grant Agreement

                dated effective as of February 26, 2004 among Broadcast

                International and certain principals and shareholders of

                Streamware Solutions AB. (Incorporated by reference to Exhibit

                No. 10.10 of the Company's Registration Statement on Form

                SB-2, filed under cover of From S-3,pre-effective Amendment

                No.3 filed with the SEC on October 11, 2005.)

 10.10          Waiver and Amendment Agreement dated March 16, 2006, between

                Broadcast International, Inc. and the Institutional Funds.

                (Incorporated by reference to Exhibit No. 10.14 of the

                Company's Current Report on Form 8-K filed with the SEC on

                March 20, 2006.)

 10.11          Agreement and Plan of Acquisition dated January 27, 2006 among

                Broadcast International, Inc., Video Processing Technologies,

                Inc. and UTEK Corporation. (Incorporated by reference to

                Exhibit No. 10.14 of the Company's Quarterly Report on Form

                10-Q for the quarter ended March 31, 2006 filed with the SEC on May 11, 2006.)

 14.1           Code of Ethics. (Incorporated by reference to Exhibit No. 14 of the Company's Annual Report on Form 10-KSB filed with the

                SEC on March 30, 2004.)

 21.1           Subsidiaries. (Incorporated by reference to Exhibit No. 21.1 on Form 10-KSB of the Company's annual Report filed with the

                SEC on April 1, 2005.)

 31.1           Certification of Chief Executive Officer pursuant to Rule

                13a-14(a) of the Securities Exchange Act of 1934, as amended,

                as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

 31.2           Certification of Chief Financial Officer pursuant to Rule

                13a-14(a) of the Securities Exchange Act of 1934, as amended,

                as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

 32.1           Certification of Chief Executive Officer pursuant to 18 U.S.C.

                Section 1350, as adopted pursuant to Section 906 of the

                Sarbanes-Oxley Act of 2002.

 32.2           Certification of Chief Financial Officer pursuant to 18 U.S.C.

                Section 1350, as adopted pursuant to Section 906 of the

                Sarbanes-Oxley Act of 2002.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Broadcast International, Inc.

Date: August 11, 2006                      /s/ Rodney M. Tiede

                                         ------------------------------------

                                      By:  Rodney M. Tiede

                                      Its: President and Chief Executive

                                      Officer (Principal Executive Officer)

Date: August 11, 2006                      /s/ Randy Turner

                                         ------------------------------------

                                      By:  Randy Turner

                                      Its: Chief Financial Officer (Principal

                                      Financial and Accounting Officer)